TRANSGLOBE ENERGY CORPORATION

Annual General and Special Meeting of Shareholders
of TransGlobe Energy Corporation ("TransGlobe")

May 11, 2011

REPORT IN RESPECT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

MATTERS VOTED UPON

		Outcome of	Votes For	Votes Against
Description of Matter		Vote	(ballots only)	(ballots only)

1.	Ordinary resolution to approve fixing the number of directors of TransGlobe at seven	Resolution approved	N/A	N/A

2.
Ordinary resolution to approve the election of each of the seven nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of TransGlobe prepared for the Meeting
		Resolution approved	N/A	N/A

3.
Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of ransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such
		Resolution approved	N/A	N/A

4.	Ordinary resolution to approve TransGlobe's amended and restated shareholders rights plan as further set out in ransGlobe's information circular.	Resolution approved	56.02%	43.98%